82-3470

02028478

02 APR 17 AM 11:5

ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone: 91 33 2889373/9374/9400/1414
Fax: 91 33 2882259/2260/1256

12th April, 2002

The Secretary
The Calcutta Stock Exchange
Association Ltd.
7, Lyons Range
Kolkata 700 001

The Executive Director
The Delhi Stock Exchange
Association Ltd.
DSE House
3/1, Asaf Ali Road
New Delhi 110 002

Manager Listing
Bangalore Stock
Exchange Ltd.
Stock Exchange Towers
51, 1st Cross, J. C. Road
Bangalore 560 027

The Executive Director
Madras Stock Exchange Ltd.
Exchange Building
11, Second Line Beach
Chennai 600 001

The Dy. General Manager
Corporate Relationship Dept.
The Stock Exchange, Mumbai
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Hyderabad Stock
Exchange Ltd.
3-6-275, Himayatnagar
Hyderabad 500 029

The Executive Director
The Stock Exchange, Ahmedabad
Kamdhenu Complex
Panjarapole
Ahmedabad 380 015

The Secretary
Cochin Stock Exchange Ltd.
MES Buildings, Dr.P.K.Abdul Gafoor
Memorial Cultural Complex
36/1565, 4th floor, Judges Avenue
Kaloor
Cochin 682 017

The Secretary
Pune Stock Exchange Ltd.
'Shivleela Chambers'
752, Sadashiv Peth
R. B. Kumthekar Marg
Pune 411 030

SUPPL

The Secretary
The Uttar Pradesh Stock
Exchange Association Ltd.
Padam Towers
14/113, Civil Lines
Kanpur 208 001

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

Dear Sirs,

<u>Compliance with Corporate Governance requirements under Clause 49 of the Listing Agreement</u>

As required under the Listing Agreement, enclosed please find the Compliance Report for the quarter ended 31st March, 2002.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Deputy Secretary

dlw 4/19

Encl. as above

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

ITC Limited

Corporate Governance - for the Quarter ended 31st March, 2002

Particulars	Clause of Listing Agreement	Compliance status (Yes/No/ Remarks)
(1)	(2)	(3)
Board of Directors	49 I A.	Yes
	49 I B.	Yes; the disclosure, if any, will be made in the Annual Report 2002.
Audit Committee	49 II	Yes
Remuneration of Directors	49 III A.	Yes
	49 III B.	Yes; the disclosure will be made in the Annual Report 2002.
Board Procedures	49 IV A.	Yes
	49 IV B.	Yes
Management	49 V A.	Yes
	49 V B.	Yes
Shareholders	49 VI A.	Yes; the Annual Report 2002 will include the required information on the Directors being appointed / re-appointed.
Shareholders/Investors Grievance Committee	49 VI B.	Yes
	49 VI C.	Yes
	49 VI D.	Yes
Report on Corporate Governance	49 VII	Yes; the Annual Report 2002 will include a separate section on Corporate Governance with a detailed compliance report.

★ 37 J. L. Nehru Road, KOLKATA-71 ★ ITC Limited

ITC Limited
Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone: 91 33 2889373/9374/9400/1414
Fax: 91 33 2882259/2260/1256

12th April, 2002

The Secretary
The Calcutta Stock Exchange
Association Ltd.
7, Lyons Range
Kolkata 700 001

The Executive Director
The Delhi Stock Exchange
Association Ltd.
DSE House
3/1, Asaf Ali Road
New Delhi 110 002

Manager Listing
Bangalore Stock
Exchange Ltd.
Stock Exchange Towers
51, 1st Cross, J. C. Road
Bangalore 560 027

The Executive Director
Madras Stock Exchange Ltd.
Exchange Building
11, Second Line Beach
Chennai 600 001

The Dy. General Manager
Corporate Relationship Dept.
The Stock Exchange, Mumbai
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Hyderabad Stock
Exchange Ltd.
3-6-275, Himayatnagar
Hyderabad 500 029

The Executive Director
The Stock Exchange, Ahmedabad
Kamdhenu Complex
Panjarapole
Ahmedabad 380 015

The Secretary
Cochin Stock Exchange Ltd.
MES Buildings, Dr.P.K.Abdul Gafoor
Memorial Cultural Complex
36/1565, 4th floor, Judges Avenue
Kaloor
Cochin 682 017

The Secretary
Pune Stock Exchange Ltd.
'Shivleela Chambers'
752, Sadashiv Peth
R. B. Kumthekar Marg
Pune 411 030

The Secretary
The Uttar Pradesh Stock
Exchange Association Ltd.
Padam Towers
14/113, Civil Lines
Kanpur 208 001

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

Dear Sirs,

Sub : Distribution of Shareholding as on Quarter ended 31st March, 2002

In terms of the requirement of Clause 35 of the Listing Agreement, enclosed please find the Company's Distribution of Shareholding for the quarter ended 31st March, 2002 in the prescribed format.

As required, the above information is also being posted on the Company's website, *www.itcportal.com.*

Yours faithfully,
ITC Limited

(R. K. Singhi)
Deputy Secretary

Encl. as above

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

ITC Limited
Distribution of Shareholding as on quarter ended 31st March, 2002

	Category	No. of Shares held	Percentage of shareholding
A.	**Promoter's Holding**		
1.	Promoters - Indian Promoters - Foreign Promoters	 Nil Nil	 Nil Nil
2.	Persons acting in Concert	Nil	Nil
	Sub-Total	**Nil**	**Nil**
B.	**Non-Promoter's Holding**		
3.	**Institutional Investors**		
a.	Mutual Funds and UTI	3,33,19,543	13.58
b.	Banks, Financial Institutions, Insurance Companies (Central / State Gov. Institutions / Non-Government Institutions)	5,30,85,616	21.63
c.	Foreign Institutional Investors	2,87,27,730	11.71
	Sub-Total	**11,51,32,889**	**46.92**
4.	**Others**		
a.	Private Corporate Bodies	18,50,645	0.75
b.	Indian Public	3,46,40,745	14.12
c.	NRIs / OCBs	9,28,68,369	37.84
d.	Stock Exchanges	1,02,453	0.04
e.	Clearing Member Accounts	8,19,803	0.33
	Sub-Total	**13,02,82,015**	**53.08**
	GRAND TOTAL	**24,54,14,904**	**100.00**

NOTE 1 : Details of shareholders holding more than 1 percent of the shares of the Company is annexed.

NOTE 2 : Total Foreign Shareholding (including underlying shares issued against GDRs)

No. of shares held	Percentage of shareholding
12,15,96,099	49.55 %

ITC Limited 37 J. L. Nehru Road, KOLKATA-71

ITC Limited

LIST OF SHAREHOLDERS HOLDING MORE THAN ONE PERCENT OF SHARES OF THE COMPANY AS ON QUARTER ENDED 31ST MARCH, 2002

SL. NO.	NAME	NO. OF SHARES HELD	PERCENTAGE OF SHAREHOLDING
	INSTITUTIONAL INVESTORS		
1	UNIT TRUST OF INDIA	2,89,28,459	11.79
2	LIFE INSURANCE CORPORATION OF INDIA	2,56,85,817	10.47
3	THE NEW INDIA ASSURANCE COMPANY LIMITED	73,27,637	2.99
4	THE ORIENTAL INSURANCE COMPANY LIMITED	60,45,616	2.46
5	GENERAL INSURANCE CORPORATION OF INDIA	54,44,223	2.22
6	NATIONAL INSURANCE COMPANY LIMITED	49,78,619	2.03
7	UNITED INDIA INSURANCE COMPANY LIMITED	27,71,480	1.13
	OTHERS : OCB		
8	TOBACCO MANUFACTURERS INDIA LIMITED	6,61,85,496	26.97
9	MYDDLETON INVESTMENT CO.LTD.	1,08,06,932	4.40
10	CITIBANK N.A. NEW YORK, NY ADR DEPARTMENT (GDR)	1,06,73,850	4.35
11	ROTHMANS INTERNATIONAL ENTERPRISES LIMITED	34,43,442	1.40

ITC Limited ★ 37 J. L. Nehru Road, KOLKATA-71 ★